District Court Decision affirmed

in U.S. Lovenox® (enoxaparin sodium)

patent infringement case

Paris, France – 15 May, 2008 – Sanofi-aventis announced that the U.S. Court of Appeals for the Federal Circuit has affirmed the February 8, 2007 decision by the U.S. District Court for the Central District of California in the sanofi-aventis Lovenox® patent infringement suit against Amphastar and Teva.

As a result of the Court of Appeals’ ruling, the U.S. Lovenox® patent is deemed to be unenforceable.

Sanofi-aventis is considering all its legal options.

While several generic manufacturers have requested marketing approval from the FDA for their products alleged to be generic versions of Lovenox®, sanofi-aventis has not learned of any FDA approval of these requests.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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